# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Robinhood Markets, Inc., CIK 0001783879
CUSIP: 770700102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 WILLOW ROAD, MENLO PARK, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001801182

## Reporting persons
- Bullfrog Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,634,401; shared voting power 0; sole dispositive power 4,634,401; shared dispositive power 0; aggregate amount beneficially owned 4,634,401 (0.6% of the class)
  Comment: Shares directly owned by Bullfrog Capital, L.P. ("Bullfrog") for itself and as nominee for Bullfrog Founder Fund, L.P. ("Bullfrog FF"), including 1,405,827 shares underlying warrants exercisable within 60 days of December 31, 2024. Bullfrog Capital GP, L.P. ("BF GP"), the general partner of Bullfrog and Bullfrog FF, Bullfrog Capital GP, Ltd. ("BF UGP"), the general partner of BF GP, and Meyer Malka ("Malka"), the sole director of BF UGP, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024. Assumes the conversion shares underlying warrants held by the Reporting Person into Common Stock.
- RH-N Bullfrog Opportunity I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,422,610; shared voting power 0; sole dispositive power 1,422,610; shared dispositive power 0; aggregate amount beneficially owned 1,422,610 (0.2% of the class)
  Comment: Shares directly owned by RH-N Bullfrog Opportunity I, LLC ("RH-N"), including 1,422,603 shares underlying warrants exercisable within 60 days of December 31, 2024. BF GP, the managing member of RH-N, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024. Assumes the conversion shares underlying warrants held by the Reporting Person into Common Stock.
- Bullfrog Capital GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 6,057,011; shared voting power 0; sole dispositive power 6,057,011; shared dispositive power 0; aggregate amount beneficially owned 6,057,011 (0.8% of the class)
  Comment: 4,634,401 shares are directly owned by Bullfrog, for itself and as nominee for Bullfrog FF, and 1,422,610 shares are directly owned by RH-N, including an aggregate of 2,828,430 shares underlying warrants exercisable within 60 days of December 31, 2024. BF GP, the general partner of Bullfrog and Bullfrog FF and the managing member of RH-N, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024. Assumes the conversion shares underlying warrants held by the Reporting Person into Common Stock.
- Bullfrog Capital GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 6,057,011; shared voting power 0; sole dispositive power 6,057,011; shared dispositive power 0; aggregate amount beneficially owned 6,057,011 (0.8% of the class)
  Comment: 4,634,401 shares are directly owned by Bullfrog, for itself and as nominee for Bullfrog FF, and 1,422,610 shares are directly owned by RH-N, including an aggregate of 2,828,430 shares underlying warrants exercisable within 60 days of December 31, 2024. BF GP, the general partner of Bullfrog and Bullfrog FF and the managing member of RH-N, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024. Assumes the conversion shares underlying warrants held by the Reporting Person into Common Stock.
- RH Ribbit Opportunity II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,880; shared voting power 0; sole dispositive power 2,880; shared dispositive power 0; aggregate amount beneficially owned 2,880 (0% of the class)
  Comment: Shares directly owned by RH Ribbit Opportunity II, LLC ("RH II"). Ribbit Capital GP II, L.P. ("GP II"), the managing member of RH II, Ribbit Capital GP II, Ltd. ("UGP II"), the general partner of GP II, and Malka, the sole director of UGP II, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- RH-D Ribbit Opportunity II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,231; shared voting power 0; sole dispositive power 3,231; shared dispositive power 0; aggregate amount beneficially owned 3,231 (0% of the class)
  Comment: Shares directly owned by RH-D Ribbit Opportunity II, LLC ("RH-D"). GP II, the managing member of RH-D, UGP II, the general partner of GP II, and Malka, the sole director of UGP II, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- RH-E Ribbit Opportunity II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,114; shared voting power 0; sole dispositive power 2,114; shared dispositive power 0; aggregate amount beneficially owned 2,114 (0% of the class)
  Comment: Shares directly owned by RH-E Ribbit Opportunity II, LLC ("RH-E"). GP II, the managing member of RH-E, UGP II, the general partner of GP II, and Malka, the sole director of UGP II, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 33,471; shared voting power 0; sole dispositive power 33,471; shared dispositive power 0; aggregate amount beneficially owned 33,471 (0% of the class)
  Comment: Shares directly owned by Ribbit Capital II, L.P. ("Fund II") for itself and as nominee for Ribbit Founder Fund II, L.P. ("FF II"). GP II, the general partner of Fund II, UGP II, the general partner of GP II, and Malka, the sole director of UGP II, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Capital GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 41,696; shared voting power 0; sole dispositive power 41,696; shared dispositive power 0; aggregate amount beneficially owned 41,696 (0% of the class)
  Comment: 2,880 shares are directly owned by RH II, 3,231 shares are directly owned by RH-D, 2,114 shares are directly owned by RH-E and 33,471 shares are directly owned by Fund II, for itself and as nominee for FF II. GP II, the general partner of Fund II and FF II and the managing member of RH II, RH-D and RH-E, UGP II, the general partner of GP II, and Malka, the sole director of UGP II, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Capital GP II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 41,696; shared voting power 0; sole dispositive power 41,696; shared dispositive power 0; aggregate amount beneficially owned 41,696 (0% of the class)
  Comment: 2,880 shares are directly owned by RH II, 3,231 shares are directly owned by RH-D, 2,114 shares are directly owned by RH-E and 33,471 shares are directly owned by Fund II, for itself and as nominee for FF II. UGP II is the general partner of GP II, which is the general partner of Fund II and FF II and the managing member of RH II, RH-D and RH-E, and Malka, the sole director of UGP II, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Capital III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,757; shared voting power 0; sole dispositive power 5,757; shared dispositive power 0; aggregate amount beneficially owned 5,757 (0% of the class)
  Comment: Shares directly owned by Ribbit Capital III, L.P. ("Fund III") for itself and as nominee for Ribbit Founder Fund III, L.P. ("FF III"). Ribbit Capital GP III, L.P. ("GP III") the general partner of Fund III and FF II, Ribbit Capital GP III, Ltd. ("UGP III"), the general partner of GP III, and Malka, the sole director of UGP III, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Capital GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,757; shared voting power 0; sole dispositive power 5,757; shared dispositive power 0; aggregate amount beneficially owned 5,757 (0% of the class)
  Comment: Shares directly owned by Fund III for itself and as nominee for FF III. GP III, the general partner of Fund III and FF III, UGP III, the general partner of GP III, and Malka, the sole director of UGP III, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Capital GP III, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,757; shared voting power 0; sole dispositive power 5,757; shared dispositive power 0; aggregate amount beneficially owned 5,757 (0% of the class)
  Comment: Shares directly owned by Fund III for itself and as nominee for FF III. UGP III is the general partner of GP III, which is the general partner of Fund III and FF III. UGP III and Malka, the sole director of UGP III, may be deemed to have sole power to vote and dispose of these shares. The percent of class was calculated based on 763,562,814 shares of Class A Common Stock outstanding as of October 24, 2024, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
- Ribbit Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Meyer Malka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,431,191; shared voting power 0; sole dispositive power 11,431,191; shared dispositive power 0; aggregate amount beneficially owned 11,431,191 (1.5% of the class)
  Comment: 24,502 shares are directly owned by Malka, 102,183 shares are directly owned by Tibbir Holdings LLC, of which Malka serves as investment manager, 3,936,288 shares are directly owned by the Malka Kleiner Revocable Trust dated July 16, 2012, of which Malka serves as trustee, one share is directly owned by the Tibbir Trust and 421,251 shares are held by each of the Aphrodite MM Trust, the Aphrodite EM Trust and the Aphrodite SM Trust, of which Malka's immediate family member serves as trustee, 4,634,401 shares are directly owned by Bullfrog for itself and as nominee for Bullfrog FF, including 1,405,827 shares underlying warrants exercisable within 60 days of December 31, 2024, 1,422,610 shares are directly owned by RH-N, including 1,422,603 shares underlying warrants exercisable within 60 days of December 31, 2024, 2,880 shares are directly owned by RH, 3,231 shares are directly owned by RH-D, 2,114 shares are directly owned, 33,471 shares are directly owned by Fund II for itself and as nominee for FF II and 5,757 shares are directly owned by Fund III for itself and as nominee for FF III. Malka is the sole director of UGP II, which is the general partner of GP III, which is the general partner of Fund III and FF III, Malka is the sole director of UGP II, which is the general partner of GP II, which is the general partner of Fund II and FF II and the managing member of RH-D, RH-E and RH II and Malka is the sole director of BF UGP, which is the general partner of BF GP, which is the general partner of Bullfrog and Bullfrog FF and the managing member of RH-N.

## Item 1. Issuer
Name of issuer: Robinhood Markets, Inc.
Address of issuer's principal executive offices: 85 WILLOW STREET MENLO PARK, CA, 94025

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Bullfrog Capital, L.P., a Cayman Islands exempted limited partnership ("Bullfrog"), RH-N Bullfrog Opportunity I, LLC, a Delaware limited liability company ("RH-N"), Bullfrog Capital GP, L.P., a Cayman Islands exempted limited partnership ("BF GP"), Bullfrog Capital GP, Ltd., a Cayman Islands limited company ("BF UGP"), RH Ribbit Opportunity II, LLC, a Delaware limited liability company ("RH II"), RH-D Ribbit Opportunity II, LLC, a Delaware limited liability company ("RH-D"), RH-E Ribbit Opportunity II, LLC, a Delaware limited liability company ("RH-E"), Ribbit Capital II, L.P., a Cayman Islands exempted limited partnership ("Fund II"), Ribbit Capital GP II, L.P., a Cayman Islands exempted limited partnership ("GP II"), Ribbit Capital GP II, Ltd., a Cayman Islands limited company ("UGP II"), Ribbit Capital III, L.P., a Cayman Islands exempted limited partnership ("Fund III"), Ribbit Capital GP III, L.P., a Cayman Islands exempted limited partnership ("GP III"), Ribbit Capital GP III, Ltd., a Cayman Islands limited company ("UGP III"), Ribbit Management Company, LLC, a Delaware limited liability company ("Ribbit Management") and Meyer Malka ("Malka"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:
c/o Ribbit Capital Management
364 University Avenue
Palo Alto, California 94301
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bullfrog Founder Fund, L.P. ("Bullfrog FF"), Ribbit Founder Fund II, L.P. ("FF II") and Ribbit Founder Fund III, L.P. ("FF III") have ownership interests in the shares of Common Stock held directly by Bullfrog, Fund II and Fund III, respectively, but do not own shares of Common Stock directly and do not have voting or dispositive power over the shares held directly by Bullfrog, Fund II or Fund III. Under certain circumstances, set forth in the limited partnership agreements of Fund II, FF II, Fund III, FF III, Bullfrog, Bullfrog FF, GP II, GP III, and BF GP, the limited liability company agreements of RH-N, RH II, RH-D, RH-E and the memorandum and articles of association of UGP II, UGP III and BF UGP, the general and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a general partner, limited partner, member or director.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bullfrog Capital, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (02/14/2025)
- RH-N Bullfrog Opportunity I, LLC: /s/ Meyer Malka, Meyer Malka, Director of General Partner of Managing Member (02/14/2025)
- Bullfrog Capital GP, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (02/14/2025)
- Bullfrog Capital GP, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (02/14/2025)
- RH Ribbit Opportunity II, LLC: /s/ Meyer Malka, Meyer Malka, Director of General Partner of Managing Member (02/14/2025)
- RH-D Ribbit Opportunity II, LLC: /s/ Meyer Malka, Meyer Malka, Director of General Partner of Managing Member (02/14/2025)
- RH-E Ribbit Opportunity II, LLC: /s/ Meyer Malka, Meyer Malka, Director of General Partner of Managing Member (02/14/2025)
- Ribbit Capital II, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (02/14/2025)
- Ribbit Capital GP II, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (02/14/2025)
- Ribbit Capital GP II, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (02/14/2025)
- Ribbit Capital III, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (02/14/2025)
- Ribbit Capital GP III, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (02/14/2025)
- Ribbit Capital GP III, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (02/14/2025)
- Ribbit Management Company, LLC: /s/ Meyer Malka, Meyer Malka, Managing Director (02/14/2025)
- Meyer Malka: /s/ Meyer Malka, Meyer Malka (02/14/2025)